CHINA YIDA HOLDING, CO.
28/F Yifa Building
No. 111 Wusi Road
Fuzhou, Fujian, P. R. China, 350003

August 12, 2011
Via EDGAR
Attn: Ms. Kathleen Krebs, Special Counsel
Mr. Larry Spirgel, Assistant Director
U.S. Securities and Exchange Commission
Washington, D.C. 20549-0302

Re:	Request for Extension to File Response

Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 16, 2011
and Documents Incorporated by Reference

Form 10-Q for the Fiscal Quarter Ended March 31, 2011
Filed May 10, 2011

File No. 001-34567

Dear Mr. Spirgel,

We are in receipt of the comment letter issued by the United States Securities and Exchange Commission (the “Commission”) dated August 2, 2011 regarding the above referenced filings. Please accept this correspondence as a request for an extension of time to provide the Commission with our response to the comment letter. As confirmed with the Commission, the Company will respond to the Commission’s comment letter, no later than August 29, 2011.

Thank you for your attention to this matter.

Sincerely,

/s/ George Wung
China Yida Holding, Inc.
Name: George Wung
Title: Chief Financial Officer